

July 8, 2013

Via E-Mail
Brian J. Lipke
Chairman of the Board and Chief Executive Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road
Buffalo, New York 14219

> **Re: Gibraltar Industries, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 12, 2013**
> **File No. 333-189243**

Dear Mr. Lipke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 6.25% senior subordinated notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Terms of the Exchange Offer, page 25

2. We note disclosure indicating that pursuant to the Rule 14e-1(c) of the Exchange Act, you will promptly deliver the new notes "upon consummation of the exchange offer" or return the original notes if the exchange offer is withdrawn. Rule 14e-1(c) requires that

you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document as necessary. We note that the third paragraph on page 28 contains the required disclosure.

Expiration Date; Extensions; Amendment, page 27

3. We note disclosure that the offer will be open for 30 days after the commencement of the exchange offer. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

5. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

6. You reserve the right "to delay the acceptance of any original notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

7. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Form of Letter of Transmittal - Exhibit 99.1

8. Please delete the language in the first sentence on the second page of the letter of transmittal requiring the holder to acknowledge that he or she has "reviewed" the prospectus. Please also delete the language in the last two paragraphs on page six requiring the holder to acknowledge that he or she "understands" certain terms of the exchange offer.

Legal Opinion, Exhibit 5.1

9. We note that counsel's opinion expressly excludes all law other than federal law and the

laws of the States of New York and Delaware. Please note our view that an opinion that a debt security or guarantee is a binding obligation necessarily encompasses the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required stops to authorize entering into the opinion. As counsel is admitted to practice law in the State of New York, it may opine on New York law and we will not object to its opinion regarding Delaware law. However, you must file local counsel opinions for each subsidiary guarantor not organized or incorporated in New York or Delaware to opine that each such subsidiary guarantor is validly existing, has the power to create the guarantee obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. New York counsel may then rely on these opinions or assume matters involving local law. See Section II(B)(1)(e) of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

                                   Sincerely,

                                   /s/ Pamela Long

                                   Pamela Long
                                   Assistant Director

Cc: <u>Via E-Mail</u>
        Michael E. Storck, Esq.